UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cantaloupe, Inc.

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

138103106

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 138103106

1	Names of Reporting Persons Eveline Müller
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,636,661
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,636,661
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,661
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.0%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	Based on 72,727,360 shares outstanding as of November 3, 2023, as such number was provided in the issuer’s Form 10-Q filed with the SEC on November 9, 2023.

1	Names of Reporting Persons Rudolf Paul Voogd
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,636,661
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,636,661
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,661
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.0%[2]
12	Type of Reporting Person (See Instructions) IN

[2]	Based on 72,727,360 shares outstanding as of November 3, 2023, as such number was provided in the issuer’s Form 10-Q filed with the SEC on November 9, 2023.

1	Names of Reporting Persons Emmanuelle Géraldine Julie Labas
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,636,661
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,636,661
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,661
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.0%[3]
12	Type of Reporting Person (See Instructions) IN

[3]	Based on 72,727,360 shares outstanding as of November 3, 2023, as such number was provided in the issuer’s Form 10-Q filed with the SEC on November 9, 2023.

1	Names of Reporting Persons Robert Derksen
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,636,661
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,636,661
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,661
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.0%[4]
12	Type of Reporting Person (See Instructions) IN

[4]	Based on 72,727,360 shares outstanding as of November 3, 2023, as such number was provided in the issuer’s Form 10-Q filed with the SEC on November 9, 2023.

1	Names of Reporting Persons Malabar Hill NV
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,636,661
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,636,661
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,661
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.0%[5]
12	Type of Reporting Person (See Instructions) CO

[5]	Based on 72,727,360 shares outstanding as of November 3, 2023, as such number was provided in the issuer’s Form 10-Q filed with the SEC on November 9, 2023.

1	Names of Reporting Persons Oakland Hills BV
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Amsterdam, The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,636,661
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,636,661
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,661
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.0%[6]
12	Type of Reporting Person (See Instructions) CO

[6]	Based on 72,727,360 shares outstanding as of November 3, 2023, as such number was provided in the issuer’s Form 10-Q filed with the SEC on November 9, 2023.

Item 1.

(a)	Name of Issuer: Cantaloupe, Inc. (formerly USA Technologies, Inc.)

(b)	Address of Issuer’s Principal Executive Offices: 100 Deerfield Lane, Suite 300, Malvern, PA 19355

Item 2.

(a)	Name of Person Filing:

Oakland Hills BV directly owns all of the shares reported on this Schedule 13G. Malabar Hill NV, is the statutory director of Oakland Hills BV, and Mr. R. Derksen, Mr. R.P. Voogd, and Mrs. E.G.J. Labas are each statutory directors of Malabar Hill NV and, acting individually, each have voting and dispositive power over the shares held by Oakland Hills BV.

Prior to his death on November 21, 2022, Drs. Frederick Harald Fentener van Vlissingen was statutory director of Malabar Hill NV. As the executor of the estate of Drs. van Vlissingen, Mrs. Eveline Müller has the ability to appoint and remove statutory directors of Malabar Hill NV and may be deemed a beneficial owner of the shares reported on this Schedule 13G.

(b)	Address of Principal Business Office or, if None, Residence: Albert Hahnplantsoen 23, 1077 BM, Amsterdam, The Netherlands

(c)	Citizenship: The Netherlands

(d)	Title and Class of Securities: Common stock, no par value

(e)	CUSIP No.: 138103106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,636,661

(b)	Percent of Class: 5.0%[7]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,636,661

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,636,661

(iv)	Shared power to dispose or to direct the disposition of: 0

[7]	Based on 72,727,360 shares outstanding as of November 3, 2023, as such number was provided in the issuer’s Form 10-Q filed with the SEC on November 9, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [        ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2024

Eveline Müller, executor of the estate of F.H Fentener van Vlissingen

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Eveline Müller

Rudolf Paul Voogd, statutory director of Malabar Hill NV, the statutory director of Oakland Hills BV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Rudolf Paul Voogd

Emmanuelle Géraldine Julie Labas, statutory director of Malabar Hill NV, the statutory director of Oakland Hills BV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Emmanuelle Géraldine Julie Labas

Robert Derksen, statutory director of Malabar Hill NV, the statutory director of Oakland Hills BV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Robert Derksen

Malabar Hill NV

By: Rudolf Paul Voogd, statutory director of Malabar Hill NV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Rudolf Paul Voogd

By: Emmanuelle Géraldine Julie Labas, statutory director of Malabar Hill NV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Emmanuelle Géraldine Julie Labas

By: Robert Derksen, statutory director of Malabar Hill NV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Robert Derksen

Oakland Hills BV

By: Malabar Hill NV, the statutory director of Oakland Hills BV

By: Rudolf Paul Voogd, statutory director of Malabar Hill NV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Rudolf Paul Voogd

By: Emmanuelle Géraldine Julie Labas, statutory director of Malabar Hill NV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Emmanuelle Géraldine Julie Labas

By: Robert Derksen, statutory director of Malabar Hill NV

By:	/s/ F. Douglas Raymond
F. Douglas Raymond, Attorney-in-fact for Robert Derksen

EXHIBITS

Exhibit Number	Title

1	Power of Attorney granted by Eveline Müller

2	Power of Attorney granted by Rudolf Paul Voogd

3	Power of Attorney granted by Emmanuelle Géraldine Julie Labas

4	Power of Attorney granted by Robert Derksen